SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

BALLOT PAPER

EXERCISING VOTING RIGHT AT A DISTANCE

Companhia Paranaense de Energia - Copel S.A.

196th Extraordinary General Meeting

July 12, 2017

NAME OF SHAREHOLDER: _______________________________________________________________

BRAZILIAN INDIVIDUAL TAXPAYER CARD (CPF) NUMBER/

CORPORATE TAXPAYER CARD (CNPJ) NUMBER OF SHAREHOLDER: _______________________________

SHAREHOLDER’S EMAIL ADDRESS: _________________________________________________________

Ballot paper filling out instructions

This Ballot Paper for the shareholders’ exercise of their voting rights at a distance (the “Ballot Paper”) concerning the agenda items of the Extraordinary General Meeting of Companhia Paranaense de Energia S.A. (“COPEL” or “the Company”), to be held on July 12, 2017, at 2:30 p.m. (the “AGM”), shall be filled in in the case of the shareholders opting to cast their vote on the agenda items of this AGM at a distance, in accordance with the sole paragraph of article 121 of the Brazilian Corporation Law no. 6,404/1976, as of December 15, 1976 (the “Public Limited Companies Act”), and of the Brazilian Securities and Exchange Commission - CVM’s Rule no. 481/2009 (the “CVM’s Rule no. 481”).

Should the shareholders opt to exercise their voting rights at a distance, it is mandatory that they fill in this Ballot Paper with their full name (or company name in case of a corporate entity) and their Brazilian individual taxpayer card (CPF) or corporate taxpayer card (CNPJ) number. It is also recommended that they fill out their email address.

For the Ballot Paper to be deemed as valid and the votes cast by ballot to be collated for the final result of each of the resolutions of this AGM (i) all the fields of the ballot paper shall be filled in; (ii) each page of the ballot shall be initialled by the shareholder; and (iii) the shareholder (or his legal representative, as applied) shall sign the ballot paper.

A notarized signature stamp must be provided.

The shareholders shall send this Ballot Paper through their qualified service providers until July 06, 2017, in accordance with subitem II of article 21-b of CVM’s Rule no. 481.

Process and manner for shareholders opting to vote by using the Ballot Paper

The shareholders opting to exercise their voting rights at a distance shall: (i) fill in this Ballot Paper and deliver it directly to Copel’s head office (Diretoria de Finanças e de Relações com Investidores - Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR; (ii) send instructions on their vote to their qualified service providers, in accordance with subitem II of article 21-b of CVM’s Rule no. 481, who, in turn, will send the shareholders’ assent and dissent to the resolutions of the AGM to BM&Fbovespa’s Central Securities Depository; and (iii) access the website links provided by Copel for electronically filling out and registering the ballot (www.proxyvoting.com.br), being mandatory the delivering of the shareholders’ supporting documentation.

Should the shareholders opt to exercise their voting rights as described in items (i) and (ii) above, the following documents shall be delivered to Copel’s head office (c/o Sr. Adriano Rudek de Moura - Diretor de Finanças e de Relações com Investidores; Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR):

(i)      a printed copy of the completed ballot form, duly initialled and signed; and

(ii)   a notarized copy of: (a) individual taxpayers: the shareholder’s identity card with a photo (RG); (b) corporate taxpayers: the updated copy of the Company’s Bylaws or of the Consolidated Articles of Incorporation, and of its alterations, if applied, and of the corporate documents granting legal representation of the shareholder concerned (together with a copy of his/her identity card with a photo); (c) investment funds: (i) the updated consolidated Investment Fund Regulation, and of its alterations, if applied; (ii) the updated Consolidated Articles of Incorporation or Bylaws, and of its alterations, if applied, of the administrator/manager of the investment fund concerned (note: the voting policy of the investment fund shall be taken into account); and (iii) the identity card with a photo of the shareholders and of the legal representative (the administrator/manager) of the investment fund concerned, as applied.

AGM’s agenda item

Ordinary resolution

1.    Election of the following members for the Nomination and Evaluation Committee:

•      MAURO RICARDO MACHADO COSTA

•      CARLOS EDUARDO DE MOURA

•      DEONILSON ROLDO

•      FERNANDO EUGÊNIO GHIGNONE

•      JURACI BARBOSA SOBRINHO

•      VALDIR LUIZ ROSSONI

For [  ]            against [  ]           abstain from voting [  ]

City: _________________________________________________________________________________

Date: ________________________________________________________________________________

Signature: ____________________________________________________________________________

Shareholder’s name: ____________________________________________________________________

Brazilian individual taxpayer card (CPF) number/

corporate taxpayer card (CNPJ) number of shareholder: ________________________________________

Amount of shares:_______________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 12, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.